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SEC
Mail Processing
Section

MAR 3 1 2008

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 28, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian 415-296-5810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 Fremont Street, San Francisco CA 94105
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

4/15

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Co., LLC, as of December 28, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

SUNNY MENG MAXWELL
Comm. #1514532
NOTARY PUBLIC - CALIFORNIA
City and County of San Francisco
My Comm. Expires Sept. 20, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Republic Securities Company, LLC
San Francisco, CA

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB) (the "Company") as of December 28, 2007, and the related statement of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 28, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule g is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

As discussed in Note 1 to the financial statements, on September 21, 2007, Merrill Lynch & Co., Inc. ("Merrill Lynch & Co.,") acquired all of First Republic Bank's outstanding shares of common stock. First Republic Bank, which owned 100% of the Company's outstanding common shares, merged with and into Merrill Lynch Bank & Trust Co., FSB, a federal stock savings bank and a wholly owned subsidiary of Merrill Lynch & Co. Upon completion of the merger, First Republic Bank became a division of Merrill Lynch & Co., FSB. On the same date, Merrill Lynch & Co.., FSB became the controlling shareholder and owner of 100% of the Company's outstanding common shares.

Deloitte + Touche LLP

March 28, 2008

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 28, 2007 (In thousands, except per share amounts)

ASSETS

Cash and cash equivalents	$ 3,138
Commissions and other receivable	185
Receivable from clearing organization	464
Prepaid expenses and deposits	155
Deposit with clearing broker	329
Goodwill	4,643
Other intangible assets — net of accumulated amortization of $357	8,943
TOTAL	$ 17,857

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to Parent — net	$ 41
Accounts payable and accrued expenses	1,230
Total liabilities	1,271
MEMBER'S EQUITY:	
Common stock, $0.01 par value — authorized, outstanding 10,000 shares	
Additional paid-in capital	16,011
Retained earnings	575
Total member's equity	16,586
TOTAL	$ 17,857

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 28, 2007 (In thousands, except per share amounts)

REVENUE:	
Agency commissions	$ 1,712
Principal commissions	2,005
Mutual fund trailers	1,652
Management fee income	230
Money market mutual funds fees	2,336
Service One fees	253
Miscellaneous fees	258
Interest income	59
Total revenue	8,505
EXPENSES:	
Salaries and related benefits	2,670
Commission and referral payout	1,023
Occupancy	433
Professional fees and advertising	291
Clearing fees	460
Information systems	81
Travel expenses and entertainment	137
Regulatory fees	58
Insurance	267
Dues and subscriptions	281
Other general and administrative	554
Intangible asset amortization	357
Total expenses	6,612
NET INCOME	$ 1,893

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 28, 2007 (In thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit)/ Retained Earnings	Total
BALANCE — December 31, 2006	$ -	$ 1,768	$ (1,318)	$ 450
Capital contribution from Parent		300		300
Push down accounting adjustments (Note 2)		13,943		13,943
Net income			1,893	1,893
BALANCE — December 28, 2007	$ -	$ 16,011	$ 575	$ 16,586

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 28, 2007 (In thousands, except per share amounts)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,893
Adjustments to reconcile net income to net cash provided by operating activities:	
Intangible asset amortization	357
Changes in assets and liabilities:	
Prepaid expenses and deposits	(57)
Receivable from clearing organizations	(146)
Commissions and other receivable	(66)
Securities sold, not yet purchased	(33)
Accounts payable and accrued expenses	242
Payable to Parent	(533)
Net cash provided by operating activities	1,657
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contribution from Parent	300
INCREASE IN CASH AND CASH EQUIVALENTS	1,957
CASH AND CASH EQUIVALENTS — Beginning of year	1,181
CASH AND CASH EQUIVALENTS — End of year	$ 3,138
NON-CASH FINANCING ACTIVITIES — Recognition of push-down accounting (Note 2)	$ 13,943

See accompanying notes to financial statements.

AS OF AND FOR THE YEAR ENDED DECEMBER 28, 2007 (IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and operated as a wholly owned subsidiary of First Republic Bank ("First Republic") until September 21, 2007. After an initial application period, the Company became a registered member of the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers) on March 23, 2001 and became actively engaged in the business of providing broker-dealer services on June 1, 2001. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company does not hold customer accounts.

On September 21, 2007, Merrill Lynch and Co., Inc. ("Merrill Lynch & Co.") acquired all of First Republic's outstanding shares of common stock. First Republic, which owned 100% of the Company's outstanding common shares, merged with and into Merrill Lynch Bank & Trust Co., FSB, a federal stock savings bank and a wholly owned subsidiary of Merrill Lynch & Co. Upon completion of the merger, First Republic became a division of Merrill Lynch Bank & Trust Co., FSB. Merrill Lynch Bank & Trust Co., FSB (hereinafter referred to as the "Bank") became the controlling shareholder and owner of 100% of the Company's outstanding common shares.

In order to conform with the fiscal year end of Merrill Lynch & Co., and the Bank, the Company changed its year end to the last Friday of December instead of the Company's year end date of December 31. As a result, the fiscal year end of the Company was December 28, 2007. The actual date of the fiscal year end will change from year to year. The impact of this change in reporting period was not material.

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company is engaged in a single line of business as a securities broker-dealer.

Revenue Recognition — Revenues and expenses related to agency and principal commissions and mutual fund trailers are recorded on a trade date basis.

Commencing in 2007, the Company started offering Service One, a fee based non-discretionary advisory service through First Republic Wealth Advisors, LLC, a wholly owned subsidiary of the Bank through its open architecture platform. The Service One revenues for 2007 were $253.

The Company entered into a revenue sharing agreement with the Bank in 2007 for the revenue derived from the money market mutual fund activities that are directed to the Bank. The revenues received by the Company for this money market mutual fund activity was $2,336 in 2007.

Income Taxes — As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of the Bank. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest bearing deposits with original maturities of three months or less.

Prior to December 28, 2007, the Company classified it's deposit with clearing broker in cash and cash equivalents. The Company has reduced cash and cash equivalents on its Statement of Cash Flows at the beginning of the year by $329 to correctly reflect the nature of the deposit.

Deposit With Clearing Broker — The Company maintains a minimum balance of $100 in a deposit account with its clearing broker dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Use of Estimates — The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (c) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Such estimates include commissions, bonus and referral fees.

2. GOODWILL AND INTANGIBLE ASSETS

The acquisition of First Republic was accounted for under the purchase method of accounting, as required by Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*. The purchase price of First Republic was allocated to the assets and liabilities of First Republic based on their estimated fair values. The portion of the purchase price of First Republic allocable to the Company has been "pushed down" to the Company as a capital contribution of $13,943. Based upon preliminary estimates by management, the Company has recorded the amount of Goodwill and Other Intangible assets as follows: customer relationships of $9,200, trade name of $100 and goodwill of $4,643. The customer relationships and trade name are amortized over a 10 year period on an accelerated basis. Total amortization of these two items was $357 from merger date to December 28, 2007. The purchase price allocation is preliminary, and is expected to be completed during the first half of 2008.

3. TRANSACTIONS WITH AFFILIATES

The Company has a cash account with the Bank in the amount of $85 as of December 28, 2007.

The Company and the First Republic have an expense sharing agreement for salaries, rent and certain general and administrative expenses. Expenses allocated by the First Republic are reimbursed by the Company. First Republic allocated $2,662 for such expenses in 2007.

The Company has an expense sharing agreement with First Republic Wealth Advisors (FRWA), a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB for salaries and benefits, rent and certain general and administrative expenses. The Company was reimbursed $201 by FRWA for such expenses in 2007.

First Republic and FRWA pay the Company management fees related to the training and licensing of their licensed representatives. In 2007, this management fee income was $211 and $19 from First Republic and FRWA, respectively.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 28, 2007, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $2,844 which was $2,744 in excess of its required net capital of $100. The ratio of aggregate indebtedness to net capital is 4.5 to 1 as of December 28, 2007.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Securities Group Company.

The Company has entered into a definitive agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly owned subsidiary of Merrill Lynch & Company to provide clearing services. These clearing services will be in addition to the clearing services provided by Pershing, LLC.

5. FAS 123R AND OTHER STOCK-COMPENSATION/SHARE-BASED PLANS

Prior to September 21, 2007, the Company's employees participated in share-based employee compensation plans sponsored by First Republic. Stock-based compensation is provided through awards of restricted stock that is restricted only as to vesting requirements and, prior to the merger, grants of stock options. Effective January 1, 2006, First Republic applied the fair value method of accounting, using the modified prospective method of transition, in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment*. First Republic adjusts compensation costs for estimated forfeitures. The Company recognizes compensation cost in salaries and related benefits expense over the period from the grant date until final vesting. On September 21, 2007, Merrill Lynch & Company acquired all of outstanding shares of First Republic stock and the Company's employees who had received previously granted shares of restricted stock became fully vested due to change in control. The share-based compensation expense from January 1, 2007 to September 21, 2007 was $115.

Subsequent to September 21, 2007, the Company's employees participated in share-based employee compensation plans sponsored by Merrill Lynch & Company. The share-based compensation expense from September 22, 2007 to December 28, 2007 was $51.

6. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to the Clearing Broker ("Pershing") for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory.

* * * * * *

Schedule g

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Commission December 28, 2007 (In thousands)

NET CAPITAL:	
Total member's equity	$ 16,586
Less nonallowable assets:	
Prepaid expenses and deposits	155
Other deductions and/or charges	13,587
Net capital	$ 2,844
AGGREGATE INDEBTEDNESS:	
Payable to Parent	$ 41
Accounts payable and accrued expenses	1,230
Total aggregate indebtedness	$ 1,271
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital required – greater of $100 or 6-2/3% of aggregate indebtedness	$ 100
Net capital in excess of requirements	2,744
Ratio of aggregate indebtedness to net capital	45%
RECONCILIATION OF THE COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 28, 2007:	
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 2,751
Increase in net capital due to increase in member's equity from push-down accounting adjustments	13,586
Decrease in net capital from increase in goodwill and other intangible assets	(13,586)
Net effect of audit adjustments	93
Net capital per above	$ 2,844

See accompanying independent auditors' report.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

March 28, 2008

First Republic Securities Company, LLC
111 Pine Street
San Francisco, CA 94111

In planning and performing our audit of the financial statements of First Republic Securities Company, LLC (a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB) (the "Company") as of and for the year ended December 28, 2007 (on which we issued our report dated March 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 28, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END